Via Facsimile and U.S. Mail
Mail Stop 4270

July 22, 2009

Mr. Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, California 90010

Re: Mercury General Corporation
Definitive Proxy Statement filed on March 31, 2009
File No. 001-12257

Dear Mr. Tirador:

We have reviewed your filing and the correspondence you filed on June 19, 2009 and have the following remaining comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF 14A

<u>Item 11. Executive Compensation</u>
<u>Compensation Discussion and Analysis</u>
<u>Objectives and Overview, page 9</u>

1. We note your response to our request to revise your Compensation Discussion and Analysis disclosure to address whether the company engaged in any benchmarking of total compensation or any material element of compensation and identify any benchmark utilized and the component companies comprising that benchmark. Please provide us with proposed disclosure for inclusion in your next proxy statement that addresses our requested revisions.

<u>Item 13. Certain Relationships and Related Person Transactions, page 16</u>

2. We note your response to our request to file the agreement with the McClung Insurance Agency. With respect to the agreement with the McClung Insurance Agency, even though Mr. McClung retired from your board in January 2009, since he was a board member during the entire fiscal year 2008, this agreement is required to be filed, unless immaterial in amount or significance. Please refer to Regulation S-K Item 601(b)(10)(ii)(A).

3. Please confirm to us supplementally whether the portion of total commission payments received by Ms. Louis Toney as compensation for her services as manager for the Metro West agency exceeded $120,000 in fiscal year 2008. If so, please disclose the total dollar amount of compensation she received.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director